UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of November, 2005
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F                        Form 40-F       Y
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                         No       Y
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated November 1, 2005 and Quarterly Report for the third quarter ended September 30, 2005
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2005	Cameco Corporation
By:

“Gary M.S. Chad”

Gary M.S. Chad
Senior Vice-President, Governance,
Legal and Regulatory Affairs, and
Corporate Secretary

Share
Listed	Symbol
TSX	CCO
NYSE	CCJ
web site address:
www.cameco.com

2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Reports Higher Third Quarter Net Earnings
Saskatoon, Saskatchewan, Canada, November 1, 2005
Cameco Corporation today reported its financial results for the third quarter and nine months ended September 30, 2005. All numbers in this release are in Canadian dollars, unless otherwise stated. All references to per share earnings or losses are based on diluted earnings or losses per share. For a more detailed discussion of our financial results, see the management’s discussion and analysis (MD&A) following this news release.
Third Quarter 2005

	Three	Three
	Months	Months
Financial Highlights	Ended	Ended	%
($ millions except per share amounts)	Sept 30/05	Sept 30/04	Change

Revenue	287	313	(8)
Earnings from operations	14	32	(56)
Cash provided by operations (a)	148	140	6
Net earnings	78	52	50
Earnings per share — basic	0.45	0.30	50
Earnings per share — diluted	0.43	0.29	48
Adjusted net earnings (b)	78	47	66

Note: All dollar amounts are expressed in Canadian dollars unless otherwise stated.

(a)	After working capital changes.

(b)	2004 net earnings for the three months ended September 30 have been adjusted to exclude a net gain of $5 million ($0.03 per share) related to the Centerra restructuring transactions. This is a non-GAAP measure and Cameco believes the exclusion of this item provides a more meaningful basis for period-to-period comparisons of the company’s financial results.
In the third quarter of 2005, our net earnings were $78 million ($0.43 per share), $31 million higher than the adjusted net earnings in 2004, due to increased earnings from Bruce Power and improved results in the uranium business. These increases were partially offset by lower profits in our gold business and higher charges for administration, exploration and income taxes. Cash from operations in the third quarter of 2005 was $148 million compared to $140 million in the third quarter of 2004. Due to the uneven timing of uranium and conversion deliveries as well as scheduled outages at Bruce Power, quarterly results are not a good indicator of Cameco’s annual results.
The improved results in our uranium business were due to higher uranium prices. Our average realized selling price for uranium increased by 26% in US dollars to $15.46 (US) versus the third quarter of 2004. Cameco’s average realized price in Canadian dollars increased by only 18% due to the strengthening Canadian dollar relative to the US dollar. The increase in our average realized price was mainly the result of higher prices under fixed-price contracts and a higher uranium spot price, which averaged $30.41 (US) per pound in the third quarter of 2005, up 58% from the same period last year
Cameco’s pre-tax earnings from Bruce Power in the third quarter of 2005 increased to $97 million from $28 million in 2004, as a result of higher electricity prices in Ontario. Bruce Power realized an average price of $70 per megawatt hour (MWh) in the third quarter from a mix of contract and spot sales, 56% higher than the price realized in the same period in 2004. During the quarter, the Ontario electricity spot price averaged $86 per MWh, compared to $46 per MWh in the third quarter of 2004. The higher electricity spot prices in 2005 were due to an increase in demand as a result of the hot weather, which persisted through the quarter.
“We are pleased with the higher realized uranium prices and the higher earnings from Bruce Power that contributed to a strong quarter,” said Jerry Grandey, Cameco’s president and CEO. “And we anticipate they will be significant contributors going forward.”
Year to Date 2005

	Nine	Nine
	Months	Months
Financial Highlights	Ended	Ended	%
($ millions except per share amounts)	Sept 30/05	Sept 30/04	Change

Revenue	790	688	15
Earnings from operations	66	80	(18)
Cash provided by operations (a)	186	169	10
Net earnings	136	242	(44)
Earnings per share — basic	0.79	1.42	(44)
Earnings per share — diluted	0.76	1.35	(44)
Adjusted net earnings (b)	136	148	(8)

Note: All dollar amounts are expressed in Canadian dollars unless otherwise stated.

(a)	After working capital changes.

(b)	2004 net earnings for the nine months ended September 30 have been adjusted to exclude a net gain of $94 million ($0.55 per share) related to Centerra restructuring transactions. This is a non-GAAP measure and Cameco believes the exclusion of this item provides a more meaningful basis for period-to-period comparisons of the company’s financial results.
For the nine months ended September 30, 2005, our net earnings were $136 million ($0.76 per share), $12 million lower than the adjusted net earnings reported in 2004. The decline is due largely to higher charges for administration and increased spending on exploration. Cameco plans to invest $23 million for uranium exploration as part of its long-term plan to maintain its leadership position in uranium.
In the first nine months of 2005, Cameco generated cash from operations of $186 million, up $17 million compared to 2004. This increase was mainly attributable to higher gold sales compared to the previous year and cash distributions received from Bruce Power ($68 million), partially offset by an increase in uranium and conversion inventory levels.
At September 30, 2005, our consolidated net debt to capitalization ratio was 14%, up slightly from 13% at the end of 2004.

Consolidated Outlook for Fourth Quarter 2005
Effective November 1, 2005, Cameco will proportionately consolidate Bruce Power’s financial results. In the past, we have accounted for Bruce Power using the equity method. The move to this new method of accounting is driven by changes to the partnership agreement, which provide for joint control among the three major partners. We expect that the proportionate consolidation of Bruce Power will add about $60 million to our reported revenues for the fourth quarter. Including these revenues from Bruce Power, we expect consolidated revenue in the fourth quarter of 2005 to be about 89% higher than in the third quarter of 2005 due to higher uranium and conversion deliveries. Earnings from Bruce Power are expected to be significantly lower than in the third quarter of 2005 due to expected lower realized prices and to no longer sharing in the operating results of the Bruce A units. Consolidated earnings for the fourth quarter of 2005 are expected to be moderately higher than those of the third quarter as the reduced earnings from Bruce Power largely offset the improved results in the uranium business.
The outlook for the fourth quarter excludes the approximate $63 million loss that was triggered by the completion of the Bruce A restructuring and the expected gain from Cameco’s sale of its share in Energy Resources of Australia Ltd (ERA). For more information on the Bruce A restructuring see the section titled Nuclear Electricity Generation in the MD&A that follows this news release.
Outlook for the Year
In 2005, consolidated revenue is expected to grow by more than 20% over 2004 due to increases in our uranium and gold businesses as well as proportionate consolidation of the Bruce Power revenues. On a consolidated basis, our gross profit margin is projected to improve from the 23% reported in 2004.
In our uranium business, revenue is expected to be about 15% higher due to a projected 11% improvement in the Canadian dollar selling price and a 5% increase in deliveries. Revenue from our conversion business is expected to be marginally higher than in 2004 due to an anticipated 10% increase in the average realized selling price, largely offset by lower deliveries. Bruce Power earnings in 2005 are projected to be significantly higher than in 2004 mainly as a result of higher realized prices during the summer months. This outlook reflects the completion of the Bruce A restructuring, but excludes the loss it triggers and also excludes the gain expected from Cameco’s sale of its shares in ERA. Revenue in our gold business is expected to be higher due primarily to a full year of consolidating the results from Kumtor and increased production at Boroo. In 2005, our gold results are projected to decline compared to 2004 due to higher unit costs and increased spending in exploration, which will offset the expected increase in revenue.
For 2005, the effective tax rate is expected to be approximately 20%.

Conference Call
Cameco invites you to join its third quarter conference call on Wednesday November 2, 2005 from 10:00 a.m. to 11:00 a.m. Eastern time (9:00 a.m. to 10:00 a.m. Saskatoon time).
The call will be open to all investors and the media. Members of the media will be invited to ask questions at the end of the call. To join the conference on Wednesday November 2, please dial (416) 695-6120 or (866) 905-2211 (Canada and US). An audio feed of the call will be available on the Web site at www.cameco.com. See the link on the home page on the day of the call.
A recorded version of the proceedings will be available:
•	on our Web site, www.cameco.com, shortly after the call, and

•	on post view until midnight, Wednesday, November 16, by calling (416) 695-5275 or (888) 509-0081.
Additional Information
Additional information on Cameco, including its annual information form, is available on SEDAR at www.sedar.com and the company’s Web site at www.cameco.com.
Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer as well as a significant supplier of conversion services. The company’s competitive position is based upon its controlling ownership of the world’s largest high-grade reserves and low-cost operations. Cameco’s uranium products are used to generate clean electricity in nuclear power plants around the world including Ontario where the company is a partner in North America’s largest nuclear electricity generating facility. The company also explores for uranium in North America, Australia and Asia, and holds a majority interest in Centerra Gold Inc., a leading North American gold producer.
- End -
For further information:

Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316

Third Quarter Management’s Discussion and Analysis
The following discussion of the financial condition and operating results of Cameco Corporation should be read in conjunction with the unaudited consolidated financial statements and notes for the period ended September 30, 2005, as well as the audited consolidated financial statements for the company for the year ended December 31, 2004 and management’s discussion and analysis of the audited financial statements, both of which are included in the 2004 annual report and annual information form. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The 2004 annual report and annual information form are available at www.cameco.com.
The following is a summary of the key sections of this MD&A:
•	Consolidated financial results

•	Consolidated outlook for 2005 and the fourth quarter

•	Business segment results and outlook (uranium, conversion, nuclear electricity and gold)

•	Nuclear industry developments

•	Liquidity and capital resources

•	Other items

	Three Months	Three Months	Nine Months	Nine Months	YTD
Financial Highlights	Ended	Ended	Ended	Ended	Change
	Sept. 30/05	Sept. 30/04	Sept. 30/05	Sept. 30/04%

Revenue ($ millions)	287	313	790	688	15
Earnings from operations ($ millions)	14	32	66	80	(18)
Cash provided by operations (a) ($ millions)	148	140	186	169	10
Net earnings ($ millions)	78	52	136	242	(44)
Earnings per share (EPS) — basic ($)	0.45	0.30	0.79	1.42	(44)
EPS — diluted ($)	0.43	0.29	0.76	1.35	(44)
Adjusted net earnings (b)	78	47	136	148	(8)
Average uranium spot price for the period ($US/lb U3O8)	30.41	19.29	26.63	17.94	48
Average realized uranium price for the period
• $US/lb U3O8	15.46	12.29	14.82	12.35	20
• $Cdn/lb U3O8	20.19	17.08	19.81	17.42	14
Average realized electricity price ($/MWh)	70	45	58	46	26
Average Ontario electricity spot price ($/MWh)	86	46	67	50	34
Average realized gold price for the period ($US/ounce)	429	398	423	380	11
Average spot market gold price for the period ($US/ounce)	440	401	431	401	7

Note: All dollar amounts are expressed in Canadian dollars unless otherwise stated.

(a)	After working capital changes.

(b)	2004 net earnings for the three months and nine months ended September 30 have been adjusted to exclude a net gain of $5 million ($0.03 per share) and $94 million ($0.55 per share), respectively, related to Centerra restructuring transactions. This is a non-GAAP measure and Cameco believes the exclusion of this item provides a more meaningful basis for period-to-period comparisons of the company’s financial results.
CONSOLIDATED FINANCIAL RESULTS
Consolidated Earnings
In 2004, Cameco recorded an after tax gain of $94 million ($0.55 per share) related to certain restructuring transactions that led to the creation of Centerra Gold Inc. (Centerra). The following discussion of consolidated earnings excludes this net gain to provide a more meaningful comparison of operating results. All references to per share earnings or losses are based on diluted earnings or losses per share.
Third Quarter
For the three months ended September 30, 2005, our net earnings were $78 million ($0.43 per share), $31 million higher than the adjusted net earnings of $47 million ($0.26 per share) recorded in 2004 due to higher earnings from Bruce Power LP (Bruce Power) and improved results in the uranium business. These increases were partially offset by lower profits in the gold business and higher charges for administration and income taxes as well as increased spending on exploration.
For details on the uranium, conversion services, electricity and gold businesses, see “Business Segment Results” later in this report.
In the third quarter of 2005, total costs for administration, exploration, interest and other were about $46 million, $10 million higher than 2004. Administration costs increased by $6 million due to higher stock compensation charges from increased share prices ($3 million), higher administration costs at Centerra ($1 million) and higher expenditures for regulatory compliance. In the third quarter, Cameco and its subsidiaries incurred costs of $1 million related to Sarbanes-Oxley compliance.
Exploration expenditures rose by $5 million to $16 million due to increased exploration activity in both the gold and uranium businesses. In uranium exploration, a $2 million increase in expenditures was related to programs around existing mines in the Athabasca Basin in northern Saskatchewan. In the gold business, Cameco’s 53% owned subsidiary, Centerra, increased its exploration expenditures by $3 million compared to 2004. The higher charges reflect increased gold exploration activity in the Kyrgyz Republic and Mongolia.
Our effective tax rate increased to 24% in the third quarter from 12% in the same period of 2004 due to a greater proportion of total income being earned in Canada. The income tax expense in the third quarter was heavily influenced by earnings from Bruce Power, which represented 90% of pre-tax income. Earnings from Bruce Power are taxed at a rate of 33%.
Earnings from operations were $14 million in the third quarter of 2005 compared to $32 million in 2004. The aggregate gross profit margin decreased to 21% from 22% in 2004.
Year to Date
For the nine months ended September 30, 2005, our net earnings were $136 million ($0.76 per share), $12 million lower than the adjusted net earnings of $148 million ($0.83 per share) reported in 2004 due largely to higher charges for administration and exploration. These cost increases were partially offset by improved results in our uranium business and improved earnings from Bruce Power.
For details on the uranium, conversion services, electricity and gold businesses, see “Business Segment Results” later in this report.
In 2005, total costs for administration, exploration, interest and other were about $122 million, $42 million higher than 2004. Administration costs increased by $27 million due to higher stock compensation charges from increased share prices ($10 million), higher administration and business development costs at Centerra ($8 million), higher expenditures for regulatory compliance ($5 million directly related to Sarbanes-Oxley compliance) and higher community donations ($1 million).

Exploration expenditures rose by $18 million to $40 million due to increased exploration activity in both the gold and uranium businesses. Our uranium exploration expenditures increased by $5 million to $17 million and were related to programs around existing mines in the Athabasca Basin in northern Saskatchewan. We plan to invest $23 million in uranium exploration in 2005 as part of our plan to maintain our long-term leadership position. In the gold business, Centerra has increased its exploration expenditures by $13 million to $23 million compared to 2004. The higher charges reflect increased exploration activity in the Kyrgyz Republic and Mongolia.
In the first nine months of 2005, our effective tax rate increased to 22% from 21% in the same period of 2004 due to a lower proportion of income being earned in jurisdictions with favourable tax rates relative to Canada.
Earnings from operations were $66 million in the first nine months of 2005 compared to $80 million in 2004. The aggregate gross profit margin was unchanged at 23%.
Quarterly Consolidated Financial Results ($ millions except per share amounts)

Highlights	2005			2004				2003

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Revenue	287	287	216	361	313	242	132	272
Net earnings	78	32	26	37	52	151	39	34
EPS – basic ($)	0.45	0.19	0.15	0.21	0.30	0.89	0.23	0.20
EPS – diluted ($)	0.43	0.18	0.15	0.21	0.29	0.83	0.23	0.20
Cash from operations	148	(45)	84	59	140	(17)	46	79
Deliveries in our uranium and conversion businesses tend to be higher in the fourth quarter. Net earnings do not trend directly with revenue because they are significantly influenced by results from Bruce Power. The equity method of accounting is applied to the investment in Bruce Power and thus no Bruce Power revenue is recorded. Cash from operations tends to be quite volatile due largely to the timing of deliveries and product purchases in the uranium and conversion businesses.
Cash Flow
In the third quarter of 2005, we generated $148 million from operations compared to $140 million in the same period of 2004. The $8 million increase reflects cash distributions received from Bruce Power, which were offset by higher inventories.
In the first nine months of 2005, Cameco generated cash from operations of $186 million compared to $169 million in 2004. This increase of $17 million was mainly attributable to higher gold sales compared to the previous year and cash distributions received from Bruce Power ($68 million), partially offset by an increase in inventory levels (see the balance sheet section that follows for more details).
Cameco’s cash from operations do not include its pro rata interest in Bruce Power’s operating cash flow. The pro rata share would have been $161 million in the first nine months of 2005 compared to $141 million in 2004. Cameco accounts for this investment using the equity method of accounting and thus Bruce Power’s operating cash flows are not consolidated with Cameco’s. For further information, refer to note 2 of the unaudited interim consolidated financial statements and notes for the period ended September 30, 2005.
Balance Sheet
At September 30, 2005, our total debt was $654 million, an increase of $135 million compared to December 31, 2004. At September 30, 2005, our consolidated net debt to capitalization ratio was 14%, up from 13% at the end of 2004.
Compared to the end of 2004, product inventories increased by $141 million as production and purchases of uranium and conversion services exceeded sales during the first nine months of 2005. Substantially all of the increase in inventory was attributable to greater volumes rather than cost. Of this increase, about $94 million was related to higher uranium inventory levels and about $31 million was due to higher conversion inventories. The accumulation of inventory in the first nine months of the year is typical in our uranium and conversion businesses where deliveries are usually concentrated in the latter part of the year. In 2005, 45% of the uranium sales deliveries and 40% of the conversion sales are projected to occur in the fourth quarter.
At September 30, 2005, our consolidated cash balance totalled $295 million and Centerra, Cameco’s 53% subsidiary, held more than 80% of this amount.
Cameco has a number of investments in publicly traded entities. The following table illustrates the book and market values for its more significant holdings.

	Book Value	Market Value
Investment ($ millions)	Sept. 30/05	Sept. 30/05	Dec. 31/04

Centerra Gold Inc.	$407	$908	$845
UEX Corporation	12	148	81
Energy Resources of Australia Ltd	18	191	79

Total	$437	$1,247	$1,005

Foreign Exchange Update
Cameco sells most of its uranium and conversion services in US dollars while most of its uranium and conversion services are produced in Canada. As such, these revenues are denominated mostly in US dollars, while production costs are denominated primarily in Canadian dollars.
We attempt to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility. Therefore, our uranium and conversion revenues are partly sheltered against declines in the US dollar in the shorter term.
In addition, Cameco has a portion of its annual cash outlays denominated in US dollars, including uranium and conversion services purchases, which provide a natural hedge against US currency fluctuations. While natural hedges provide this protection, the influence on earnings from purchased material in inventory is likely to be dispersed over several fiscal periods and is more difficult to identify.
During the quarter, the Canadian dollar strengthened against the US dollar from $1.23 ($0.82 (US) = $1.00 (Cdn)) at June 30, 2005 to $1.16 ($0.86 (US) = $1.00 (Cdn)) at September 30, 2005.
At September 30, 2005, we had a foreign currency hedge portfolio of $1.013 billion (US). The schedule of designations, by year, is as follows:

Designations	2005	2006	2007	2008	2009

$US millions	183	365	260	145	60
These hedges are expected to yield an average exchange rate of $1.22. The net mark-to-market gain on these hedge positions was $72 million at September 30, 2005.
Timing differences between the maturity dates and designation dates on previously closed hedge contracts may result in deferred revenue or deferred charges. At September 30, 2005, deferred revenue totalled $20 million. The schedule for deferred revenue to be released to earnings, by year, is as follows:

Deferred revenue (loss)	2005	2006	2007	2008	2009

$Cdn millions	7	20	—	(7)	—
For the remainder of 2005, approximately 69% of the net inflows of US dollars are hedged with currency derivatives. Net inflows represent forecast uranium and conversion sales less expected outlays (denominated in US dollars). For the uranium and conversion services businesses in the third quarter of 2005, the effective exchange rate, after allowing for hedging, was about $1.31 compared to $1.39 in the third quarter of 2004. Results from the gold business are translated into Canadian dollars at prevailing exchange rates.
For the remainder of 2005, every one-cent change in the US to Canadian dollar exchange rate would change net earnings by about $1 million (Cdn).
Consolidated Outlook for Fourth Quarter 2005
Effective November 1, 2005, Cameco will proportionately consolidate Bruce Power’s financial results. In the past, we have accounted for Bruce Power using the equity method. The move to this new method of accounting is driven by changes to the partnership agreement, which provide for joint control among the three major partners. We expect that the proportionate consolidation of Bruce Power will add about $60 million to our reported revenues for the fourth quarter. Including these revenues from Bruce Power, we expect consolidated revenue in the fourth quarter of 2005 to be about 80% higher than in the third quarter of 2005 due to higher uranium and conversion deliveries. Earnings from Bruce Power are expected to be significantly lower than in the third quarter of 2005 due to expected lower realized prices and to no longer sharing in the operating results of the Bruce A units. Consolidated earnings for the fourth quarter of 2005 are expected to be moderately higher than those of the third quarter as the reduced earnings from Bruce Power largely offset the improved results in the uranium business.
The outlook for the fourth quarter excludes the approximate $63 million loss that was triggered by the completion of the Bruce A restructuring and the expected gain from Cameco’s sale of its share in Energy Resources of Australia Ltd (ERA). For more information on the Bruce A restructuring see the section titled Nuclear Electricity Generation in this MD&A.
Consolidated Outlook for the Year
In 2005, consolidated revenue is expected to grow by more than 20% over 2004 due to increases in the uranium and gold businesses as well as the proportionate consolidation of Bruce Power revenues. On a consolidated basis, the gross profit margin is projected to improve from the 23% reported in 2004.
In the uranium business, revenue is expected to be about 15% higher due to a stronger realized price and increased volumes. About 45% of the uranium sales deliveries occur in the fourth quarter. Revenue from the conversion business is expected to be marginally higher than in 2004 due to an anticipated 10% increase in the average realized selling price, largely offset by lower deliveries.
Bruce Power earnings in 2005 are projected to be significantly higher than in 2004 mainly as a result of higher realized prices during the summer months. This outlook excludes the loss that was triggered by the completion of the Bruce A restructuring.
We expect revenue in the gold business to be higher due primarily to a full year of consolidating the results from Kumtor and increased production at Boroo. In 2005, gold operating results are projected to decline compared to 2004 due to higher costs and increased spending in exploration, which will offset the expected increase in revenue.
Administration and exploration costs are projected to be about 40% greater than in 2004. The increase in administration reflects higher charges for stock compensation, a full year of Centerra administration costs and regulatory compliance. Exploration costs will increase due to greater activity in both the uranium and gold business.
For 2005, the effective tax rate is expected to be approximately 20%.
Outlook Information
For additional discussion on the company’s business prospects for the fourth quarter and for the full year, see the outlook section under each business segment.

BUSINESS SEGMENT RESULTS
Cameco’s results come from four business segments:
•	Uranium

•	Conversion services

•	Nuclear electricity generation

•	Gold
URANIUM
Highlights

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	Sept. 30/05	Sept. 30/04	Sept. 30/05	Sept. 30/04

Revenue ($ millions)	154	163	372	378
Gross profit ($ millions)	33	25	79	59
Gross profit %	21	15	21	16
Earnings before taxes ($ millions)	30	21	68	49
Average realized price
($US/lb)	15.46	12.29	14.82	12.35
($Cdn/lb)	20.19	17.08	19.81	17.42
Sales volume (million lbs)	7.6	9.6	18.7	21.7
Production volume (million lbs)	5.9	4.9	16.5	14.4
Uranium Results
Third Quarter
Compared to the third quarter of 2004, revenue from the uranium business decreased by 6% to $154 million due to a 21% decline in sales volume. As the timing of deliveries of nuclear products within a calendar year is at the discretion of customers, our quarterly delivery patterns can vary significantly. The impact of the reduced volume was partially offset by an increase in the average realized selling price, which rose 26% (in US dollars) over the third quarter of 2004. The average realized price in Canadian dollars increased by only 18% due to the strengthening Canadian dollar relative to the US dollar. The increase in the average realized price was mainly the result of higher prices under fixed- price contracts and a higher uranium spot price, which averaged $30.41 (US) per pound in the third quarter of 2005 compared to $19.29 (US) in the third quarter of 2004.
The total cost of products and services sold, including depreciation, depletion and reclamation (DDR) was $121 million in the third quarter of 2005 compared to $138 million in 2004. This decrease was attributable to the 21% decline in sales volume. The unit cost of product sold rose by 10% compared to the third quarter of 2004 due to higher costs for purchased uranium.
Earnings before taxes from the uranium business improved to $30 million from $21 million last year, while the profit margin rose to 21% from 15% in 2004 due to the higher realized selling price.

Year to Date
Our revenue from the uranium business decreased by 2% to $372 million in 2005 due to a 14% decline in sales volume. This was largely offset by an increase in the average realized selling price, which rose 14% in Canadian dollar terms (20% in US dollars) over the first nine months of 2004. The increase in the average realized price was mainly the result of higher prices under fixed-price contracts and a higher uranium spot price, which averaged $26.63 (US) per pound in the first nine months of 2005 compared to $17.94 (US) in 2004.
Our total cost of products and services sold, including DDR was $293 million in 2005 compared to $319 million in 2004. This decrease was attributable to the 14% decline in sales volume, partially offset by a 6% increase in the unit cost of product sold. The rise in the unit cost of product sold was due primarily to higher costs for purchased uranium.
Earnings before taxes from the uranium business improved to $68 million from $49 million last year, while the profit margin rose to 21% from 16% in 2004 due to the higher realized selling price.
Uranium Outlook for the Year
In 2005, we expect uranium revenue to be about 15% higher than in 2004 due to a projected 11% improvement in the Canadian dollar selling price and a 5% increase in deliveries. Uranium sales volume is expected to total about 34 million pounds in 2005, up marginally from our original target. About 45% of uranium deliveries are expected to occur in the last quarter of the year compared to 2004 when 33% of the sales were delivered in the fourth quarter. In 2005, Cameco’s share of uranium production is projected to increase to 21.1 million pounds of U3O8 from 20.5 million in 2004.
Uranium margins are expected to improve to about 24% compared to 18% in 2004.
Uranium Outlook for Fourth Quarter 2005
We expect earnings before taxes from the uranium segment to be nearly double those recorded in the third quarter of 2005 due to higher sales volume. The realized price is expected to be similar to that of the third quarter.
Uranium Price Sensitivity
For deliveries during the remainder of 2005, a $1.00 (US) per pound change in the uranium spot price from $33.00 (US) per pound would change revenue by about $1 million (Cdn). This sensitivity is based on an expected effective exchange rate of $1.00 (US) being equivalent to about $1.24 (Cdn).
Over the past several years, Cameco’s strategy has been to ensure adequate cash flow in the near term, while preserving upside potential with a mix of spot price related and fixed-price (escalated by inflation) contracts. Many of our existing contracts have limited sensitivity to rising prices due to the fact that some are based on fixed prices, while others contain ceiling prices that were negotiated when uranium prices were significantly lower. Given the level of sales targeted each year, we are continually in the market signing new contracts for deliveries beginning up to four years in the future. Over the next four years, the current contract portfolio will be replaced in large part with contracts that were entered into in the previous two to three years.
During this period of rapidly increasing spot and long-term prices, Cameco has continued to enter into new multi-year contracts with the evolving contract portfolio reflecting a mix of fixed and market-related prices. For the time being we continue to generally target our traditional blend of pricing mechanisms, which is 40% of sales volume with fixed pricing escalated by inflation and 60% with pricing related to market prices at the time of delivery. Depending on the contract market conditions, we may adjust our 60-40 blend of prices from time to time.
The fixed-price contracts have prices that were set at the time of contract signing. This means we have some contracts at fixed prices below the current spot market prices and they fall into the category of “insensitive” to market price, as noted below. Cameco continues to secure more favourable terms in market price related contracts, including firm floor prices in the mid $20 (US) range (escalated by inflation).
During the past period of low prices, we attempted to keep the term of contracts as short as possible (three to five years). In the current market environment we are committing to longer-term contracts (up to 10 years or more) where the pricing terms provide downside protection (floor prices) and retain upside potential.
The following table shows the approximate percentage of our targeted sales volume that will be impacted by increases in the spot price above $33.00 (US) per pound U3O8. The proportion of targeted sales that is price sensitive increases in 2006 and continues to grow in 2007 and 2008. While the percentage of sales targets that is price insensitive has increased relative to the previous quarter, it is important to note that the value of the portfolio has risen as we secure new contracts due to new higher fixed-price contracts and higher ceiling prices in a rising market.

	% Sales Target
	2005	2006	2007	2008

Price insensitive [1]	96%	87%	71%	54%
Price sensitive [2]	4%	13%	29%	46%

[1]	Fixed-price contracts and market-related contracts not sensitive to increases in the spot price above $33.00 (US) per pound.

[2]	Market-related contracts plus uncommitted volumes.
The percentages of price insensitive and price sensitive volume would not change significantly for spot price decreases down to the $20 (US) range.
By 2008, Cameco should be realizing most of the benefit of today’s improved uranium prices, assuming prices remain at current levels.
Uranium Market Update
Uranium Spot Market
The industry average spot price (TradeTech and UxC) on September 30, 2005 was $31.63 (US) per pound U3O8, up 9% from $29.00 (US) at June 30, 2005. This compares to $20.00 (US) and $18.50 (US) for the same dates in 2004.

Spot market volume reported for the third quarter of 2005 was 2.5 million pounds U3O8 for a total of 22.7 million pounds for the first nine months of the year. This compares to 6.2 million pounds in the third quarter of 2004 and a year to date total at that time of 16.7 million pounds. Spot market volume in the third quarter was considerably lower than in each of the previous two quarters, reflecting the traditional slowdown during the summer months. However, suppliers continued to increase their offer prices, reflecting the limited availability of supplies and the anticipation of increased demand later in the year.
Discretionary purchases in the spot market continued at a high rate, reflecting utility purchases, likely for inventory building, and both trader and investment groups taking positions in a moving market. It is expected that spot market demand will increase in the fourth quarter while supply remains tight, adding upward pressure to price.
Uranium Long-Term Market
The long-term market continued to be active in the third quarter. Long-term contracting in 2005 is expected to significantly exceed the estimated 90 million pounds U3O8 contracted in 2004.
The industry average long-term price (TradeTech and UxC) on September 30, 2005 was $32.50 (US) per pound U3O8, up from $30.00 (US) at the end of June 2005. This compares to $23.00 (US) and $18.75 (US) for the same dates in 2004.
Uranium Operations Update
Uranium Production

Cameco’s share of	Three Months	Three Months	Nine Months	Nine Months	2005
production	Ended	Ended	Ended	Ended	Planned
(million lbs U3O8)	Sept. 30/05	Sept. 30/04	Sept. 30/05	Sept. 30/04	Production

McArthur River/	3.9	3.2	10.4	9.1	13.1
Key Lake
Rabbit Lake	1.4	1.2	4.5	3.8	5.8
Smith Ranch/	0.3	0.3	0.9	0.9	1.4
Highland
Crow Butte	0.2	0.2	0.6	0.6	0.8
Total	5.8	4.9	16.4	14.4	21.1
In the first nine months of 2005, our share of uranium production was 16.4 million pounds, an increase of 2.0 million pounds or 14% over 2004.
McArthur River/Key Lake
Cameco’s share of production at McArthur River/Key Lake totalled 10.4 million pounds for the first nine months of 2005, which compares favourably to the 9.1 million pounds produced during the same period in 2004.
Our third quarter production equalled 3.9 million pounds versus 3.2 million pounds in the second quarter of 2005. Quarter to quarter variation in production is typical and is a result of timing of plant maintenance shutdowns and normal variation in ore production. Cameco’s share of production for the fourth quarter of 2005 is expected to be 2.7 million pounds as the operation is expected to reach the licensed annual production capacity limit of 18.7 million pounds (Cameco’s share 13.1 million pounds) of U3O8 near the end of November.
We have applied for an increase in the annual licensed capacity at McArthur River and Key Lake to 22 million pounds U3O8 per year compared to the current 18.7 million pounds. The Canadian Nuclear Safety Commission (CNSC) is considering the appropriate process to complete its review of the impacts associated with this proposed expansion. Once the process is identified, we will be in a better position to estimate the time required for the CNSC to reach a decision. If approval is received, we expect it will take about two years to ramp up production to a sustained level, with a planned production rate of approximately 21 million pounds. This production rate may change as we gain experience in ramping up production.
Continued drilling near the McArthur River mine area has yielded positive results. We are conducting additional confirmatory drilling. We expect to discuss these results in the fourth quarter report.
Rabbit Lake
Rabbit Lake produced 1.4 million pounds of U3O8 during the third quarter of 2005 and a total of 4.5 million pounds of U3O8 for the first nine months of 2005. The additional production achieved relative to 2004 resulted from a significant increase in milled tonnage. We expect production for the fourth quarter of 2005 to be similar to the third quarter. We are on track to achieve a planned production of 5.8 million pounds of U3O8 in 2005.
An extensive diamond-drilling program over the last two years continues to yield good results and we hope to extend the mine life beyond 2007. One new mining zone will be ready for production in early 2006.
Work continues on the environmental assessment (EA) to process a little over half of the uranium from Cigar Lake ore at the Rabbit Lake mill beginning in 2009. Draft guidelines that define the scope of the EA were issued by the regulators in September for public review.
Smith Ranch-Highland and Crow Butte
Smith Ranch-Highland and Crow Butte in situ leach (ISL) mines produced 0.5 million pounds U3O8 in the third quarter of 2005 and 1.5 million in the first nine months of the year. The operations are expected to produce 2.2 million pounds in 2005, marginally below the annual target of 2.3 million.
Uranium Projects Update
Cigar Lake
Construction began on January 1, 2005 and remains on schedule for completion in the first half of 2007. The capital costs for the Cigar Lake project are currently forecast to increase by about 15% to $520 million from $450 million. Our share is 50%. The increase is largely due to greater than anticipated contractor rates driven by the high level of construction activity in western Canada, increased energy costs and several scope additions for project optimization. The scope changes include increasing the capacity of power transmission lines serving the site, the addition of an overhead crane for maintenance of the mill, improvements to the site’s sewage treatment plant and fire protection system, and expansion of the construction camp facilities. Also included are enhancements to Cigar Lake’s environmental management system requested by the CNSC.
The development of the second shaft is approximately 75% complete and development of the underground workings is approximately 40% complete. Ground freezing of the first area planned for production began in September. Surface construction commenced in June. Once production begins, there will be a ramp-up period of up to three years before the mine reaches expected full production of 18 million pounds per year.
Inkai
The ISL test mine at Inkai, block 2 in Kazakhstan produced about 0.1 million pounds U3O8 during the third quarter of 2005 and 0.4 million for the first nine months of the year. The test mine is projected to produce 0.5 million pounds U3O8 in 2005. Approval was received in the third quarter to increase the test mine’s output to 0.8 million pounds U3O8. Construction to facilitate this increase is expected to be complete by year’s end.
The regulatory authorities have approved the EA and design plan for the commercial facility to be located at Inkai, block 1. Initial foundation work at the main processing plant and well field drilling has begun. Commercial production is scheduled for 2007. The costs, net of sales proceeds from Inkai production, are capitalized until commercial production is achieved. We expect Inkai to ramp up to full production of 5.2 million pounds U3O8 per year by 2010.
Subject to executing formal amendments, Cameco has agreed in principle to increase its loan to the joint venture Inkai from $40 million (US) to a maximum of $100 million (US). We also agreed to reduce our financing fee from an effective 10% interest rate to one based on the three-month London inter bank offered rate (LIBOR) plus 2% (equal to 6.065% using the September 30, 2005 LIBOR rate). The earlier loan amount was based on constructing a smaller plant that would produce 2.6 million pounds annually. Repayment of the loan will begin when commercial production starts. Legal work continues on formalizing these amendments.
CONVERSION SERVICES
Highlights

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	Sept. 30/05	Sept. 30/04	Sept. 30/05	Sept. 30/04

Revenue ($ millions)	39	34	95	98
Gross profit ($ millions)	5	—	22	22
Gross profit %	13	—	23	22
Earnings before taxes ($ millions)	4	—	21	21
Sales volume (million kgU)	4.2	4.4	9.6	11.5
Production volume (million kgU)	2.4	—	8.6	7.1

Conversion Services Results
Third Quarter
In the third quarter of 2005, revenue from our conversion business rose by 15% to $39 million compared to the same period in 2004 as a result of an 18% improvement in the realized price. Most conversion sales are at fixed prices and have not yet fully benefited from the recent significant increase in UF6 spot prices. The benefit of the improved price was partially offset by a 5% decline in sales volume. As the timing of deliveries of nuclear products within a calendar year is at the discretion of customers, Cameco’s quarterly delivery patterns can vary significantly.
In the third quarter of 2005, our total cost of products and services sold, including DDR, was unchanged at $34 million. The 5% decrease in sales volume was offset by a higher unit cost of product sold. The unit cost rose by 5% compared to the third quarter of 2004 due primarily to higher costs for purchased conversion, which have trended up with the rise in the UF6 spot price.
In the third quarter of 2005, earnings before taxes from the conversion business increased by $5 million compared to the third quarter of 2004 while the gross profit margin increased to 13% from 0%. In the third quarter of 2004, earnings from the conversion business were impacted by the strike at the Port Hope facility.
Year to Date
In the first nine months of 2005, revenue from our conversion business declined by 3% to $95 million compared to the same period in 2004. A 16% improvement in the realized price during the period was offset by a 17% decline in sales volume. Most conversion sales are at fixed prices and have not yet fully benefited from the recent increase in UF6 spot prices.
The total cost of products and services sold, including DDR, was $73 million in 2005 compared to $76 million in 2004. This decrease reflects the 17% decline in deliveries, largely offset by a higher unit cost of product sold. The unit cost rose by 16% compared to the first nine months of 2004 due primarily to higher costs for purchased conversion, which have trended upward with the rise in the UF6 spot price. In 2005, the cost of purchased conversion has risen by about 50% compared to the first nine months of 2004, due to purchases made to replenish inventory drawn down as a result of last year’s strike at the Port Hope facility. The timing of conversion services deliveries vary significantly within a calendar year. In 2005, 40% of the conversion services sales are expected to occur in the fourth quarter.
In the first nine months of 2005, earnings before taxes from the conversion business were unchanged at $21 million while the gross profit margin increased to 23% from 22% in 2004.
Conversion Services Outlook for the Year
Revenue from the conversion business is expected to be marginally higher than in 2004 due to an expected 10% increase in the average realized selling price partially offset by a forecast 4% reduction in deliveries. Conversion sales volume is expected to total about 16.3 million kilograms of uranium (kgU) in 2005 compared to 16.9 million kgU in 2004. Production for 2005 is projected to be about 11.6 million kgU, up from 9.5 million kgU in 2004. As a result, unit costs for produced conversion are expected to be lower than in 2004.

Conversion Services Outlook for Fourth Quarter 2005
For the fourth quarter of 2005, our conversion revenue is projected to be about 50% higher than in the third quarter of 2005 due to increased deliveries. Gross profit is expected to rise significantly as a result of conversion production returning to normal levels after the summer maintenance shutdown.
Conversion Services Price Sensitivity Analysis
The majority of conversion sales are at fixed prices with inflation escalators. In the short term, Cameco’s financial results are relatively insensitive to changes in the spot price for conversion. The newer fixed-price contracts generally reflect longer-term prices at the time of contract award. Therefore, in the coming years, our contract portfolio will be positively impacted by these higher fixed-price contracts.
UF6 Conversion Market Update
Outlined below are the industry average spot market prices (TradeTech and UxC) for North American and European conversion services.

	Sept. 30/05	June 30/05	Sept. 30/04	June 30/04

Average spot market price ($US/kgU)
• North America	11.50	11.75	9.00	7.75
• Europe	11.50	11.75	10.00	9.13
Long-term UF6 conversion prices strengthened during the quarter. Outlined below are the industry average long-term prices (TradeTech and UxC) for North American and European conversion services.

	Sept. 30/05	June 30/05	Sept. 30/04	June 30/04

Average long-term price ($US/kgU)
• North America	12.00	11.88	10.00	7.75
• Europe	13.13	12.63	11.50	9.25
Conversion Services Operations Update
Production
Port Hope production for the third quarter of 2005 was 2.4 million kgU compared to no production in the third quarter of 2004 because of the strike last year. Production in the third quarter of 2005 was lower than expected as a consequence of an extended maintenance shutdown and a difficult restart of the UF6 plant due mainly to the hot and humid weather during the summer months. Production for the first nine months of 2005 was 8.6 million kgU, up 21% from 7.1 million kgU for the same period in 2004.

Cameco expects to produce 11.6 million kgU for the year, below the target of 13.5 million kgU. We produced 9.5 kgU in 2004 when production was affected by a strike.
Slightly Enriched Uranium (SEU) Project Update
During the quarter, Cameco announced a decision not to pursue the blending of SEU in Port Hope. We determined it was necessary to seek alternative supply sources because it was not certain that the Port Hope conversion facility would be able to supply SEU in time to meet Bruce Power’s schedule for the new fuel. Three alternative suppliers for the blending services were identified.
NUCLEAR ELECTRICITY GENERATION
Highlights
Bruce Power Limited Partnership (100% basis)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	Sept. 30/05	Sept. 30/04	Sept. 30/05	Sept. 30/04

Output (terawatt hours)	9.1	8.7	24.6	26.1
Capacity factor (%) [1]	88	85	80	85
Realized price ($/MWh)	70	45	58	46
Average Ontario electricity spot price ($/MWh)	86	46	67	50
($ millions)
Revenue	642	395	1,453	1,228
Operating costs	317	297	966	833
Cash costs
- operating & maintenance	207	198	640	549
- fuel	21	16	58	51
- supplemental rent [2]	41	40	123	116
Non cash costs (amortization)	48	43	145	117
Earnings before interest and taxes	325	98	487	395
Interest and finance charges	18	17	52	50
Earnings before taxes	307	81	435	345
Cash from operations	299	153	508	446
Capital expenditures	87	71	240	250
Operating costs ($/MWh)	35	34	39	32
Distributions	165	—	215	—

[1]	Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

[2]	Supplemental rent is about $27.5 million per operating reactor per year.
In the third quarter of 2005, Bruce Power generated cash from operations of $299 million compared to $153 million in the third quarter of 2004. Capital expenditures for the third quarter of 2005 totalled $87 million compared to $71 million during the same period in 2004.

Bruce Power also distributed $165 million to the partners in the third quarter. Cameco’s share was $52 million. The partners have agreed that all excess cash will be distributed on a monthly basis and that separate cash calls will be made for major capital projects.
Cameco’s Earnings from Bruce Power

	Three Months	Three Months	Nine Months	Nine Months
($ millions)	Ended	Ended	Ended	Ended
	Sept. 30/05	Sept. 30/04	Sept. 30/05	Sept. 30/04

Bruce Power’s earnings before taxes (100%)	307	81	435	345
Cameco’s share of pre-tax earnings before adjustments	97	26	137	109
Adjustments:
Sales contract valuation	3	4	10	15
Interest capitalization	—	—	—	2
Interest income on loan to Bruce Power	2	2	6	6
Fair value increments on assets[1]	(5)	(4)	(12)	(13)
Pre-tax earnings from Bruce Power	97	28	141	119
Bruce Power Distributions
Cameco’s share	52	—	68	—

[1]	Reflects the amortization of Cameco’s excess purchase price over book value of assets.
Third Quarter
Earnings Before Taxes
In the third quarter of 2005, Bruce Power recorded earnings of $307 million before taxes, up from $81 million for the third quarter of 2004. The increase reflects higher revenue due to high electricity prices during the period. Cameco’s pre-tax earnings from Bruce Power amounted to $97 million compared to $28 million in 2004.
Output
Bruce Power achieved a capacity factor of 88% in the third quarter of 2005 compared to 85% in the same period of 2004. The increase primarily reflects fewer planned outage days in the quarter compared with the same period in 2004, when all four Bruce B units were taken off-line in mid-September for a vacuum building outage. During the third quarter of 2005, the Bruce Power units generated 9.1 terawatt hours (TWh) of electricity compared to 8.7 TWh in 2004.

Outlined below are the maintenance activities that occurred during the third quarter of 2005.

Planned Outages

Bruce B Unit 7	•	Returned to service on Aug. 13 following a planned inspection that began May 7 to complete major spacer relocation work and turbine replacement.

Unplanned Outages

Bruce B Unit 7	•	The planned outage referenced above included an 11-day unplanned outage extension.

Bruce A Unit 3	•	Returned to service on Sept. 18 following an outage that began Sept. 7 to repair the reactor regulating system.
During the third quarter of 2005, the Bruce Power reactors were offline for a total of 55 days (32 planned and 23 unplanned). In the third quarter of 2004, Bruce Power experienced 55 reactor days of planned maintenance and 13 days of unplanned outages.
Price
For the third quarter of 2005, Bruce Power’s revenue increased to $642 million from $395 million over the same period in 2004.
The realized price achieved from a mix of contract and spot sales averaged $70 per megawatt hour (MWh) in the third quarter, higher than the $45 per MWh realized in 2004.
During the quarter, the Ontario electricity spot price averaged $86 per MWh, compared to $46 per MWh in the third quarter of 2004. The higher prices in 2005 were due to an increase in demand as a result of warm weather.
To reduce its exposure to spot market prices, Bruce Power has a portfolio of fixed-price sales contracts. During the third quarter of 2005, about 40% of Bruce Power’s output was sold under fixed-price contracts compared to 45% in the same period in 2004.
Cameco provides guarantees to customers under these contracts of up to $152 million. At September 30, 2005, our actual exposure under these guarantees was $133 million. In addition, we provide financial assurances for other Bruce Power commitments, which totalled about $82 million at September 30, 2005.
Costs
Operating costs (including amortization) were $317 million in the third quarter of 2005, compared with $297 million in the same period of 2004.
About 95% of Bruce Power’s operating costs are fixed. As such, most of the costs are incurred whether the plant is operating or not. On a per MWh basis, the operating cost in the third quarter of 2005 was $35 per MWh, compared with $34 per MWh in the third quarter of 2004.

Year to Date
Earnings Before Taxes
For the nine months ended September 30, 2005, Bruce Power earnings before taxes were $435 million compared to $345 million in 2004. This increase primarily reflects higher realized electricity prices as a result of strong demand brought on by warmer weather, partially offset by a 5% decrease in capacity factor compared with the same period in 2004. Year to date, Cameco’s earnings before tax from Bruce Power amounted to $141 million compared to $119 million for the same period in 2004.
Output
For the first nine months of the year, the Bruce Power units achieved a capacity factor of 80%, compared with 85% in the same period last year. These units produced 24.6 TWh during the first nine months of the year, a decrease of 1.5 TWh over the same period last year. This decrease reflects the planned outages of A3, A4 and B7 as well as other unplanned outages, primarily the 29-day outage of B6 to replace its main output transformer.
Price
For the first nine months of 2005, revenues totalled $1,453 million, compared to $1,228 million in the first nine months of 2004. During this period, Bruce Power’s realized price averaged $58 per MWh from a mix of contract and spot sales compared with $46 per MWh during the same period last year. The Ontario electricity spot price averaged about $67 per MWh during the first nine months of the year, compared to $50 per MWh a year ago.
During the first nine months of 2005, about 47% of Bruce Power’s output was sold under fixed-price contracts, the same as during the first nine months of 2004.
Costs
For the first three quarters of 2005, operating costs were $966 million compared with $833 million in the same period in 2004. Though up from 2004, operating costs were better than expected primarily due to lower outage and fuel costs and lower depreciation expenses on capital projects brought into service.
About 95% of Bruce Power’s operating costs are fixed. As such, most of the costs are incurred whether the plant is operating or not. On a per MWh basis, the operating cost in the first nine months of 2005 was $39 per MWh, compared with $32 per MWh for the same period in 2004. The increase is primarily due to planned and unplanned outages and related outage costs.
Bruce Power Outlook for 2005
The targeted average capacity factor for 2005 remains at 83% for Bruce A and B. The targeted average capacity factor for Bruce B for 2005 is 82%. There is one planned outage for the remainder of 2005 for Bruce Power’s reactors. Bruce unit B5 was taken offline on October 8 for an inspection program that is expected to last up to two months.

Bruce Power earnings in 2005 are expected to be significantly higher than in 2004, given the relatively high spot price for electricity in Ontario over the third quarter. This outlook excludes the loss that was triggered by the completion of the Bruce A restructuring. Results remain sensitive to the Ontario electricity price and the operating performance of the Bruce Power units.
Bruce Power Outlook for Fourth Quarter 2005
Cameco’s earnings from Bruce Power are expected to be significantly lower than in the third quarter of 2005 due to expected lower realized prices and not sharing in the results of the A units. This outlook excludes the loss that was triggered by the completion of the Bruce A restructuring. Planned outages in the fourth quarter are expected to total about 60 days, five days more than all the outages in the third quarter of 2005.
In addition, Cameco anticipates it will proportionately consolidate Bruce Power’s results once the restructuring is complete. In the past, we have accounted for Bruce Power using the equity method. The move to this new method of accounting is driven by changes to the partnership agreement, which provide for joint control among the three major partners.
Electricity Price Sensitivity Analysis
For the remainder of 2005, about 37% of Bruce Power’s planned output will be under fixed-price contracts when based on total site output. This number increases approximately to 58% based on Bruce B alone.
A $1.00 per MWh change in the spot price for electricity in Ontario would change Cameco’s after-tax earnings from Bruce Power by about $1 million.
Bruce Power has 13 TWh sold under fixed-price contracts for 2006. This would represent about 45% of Bruce B’s generation at a 100% utilization factor.
Nuclear Electricity Update
Bruce A1 and A2 Restart
Cameco confirmed on October 31 that the Bruce Power restructuring was completed.
Cameco maintains its existing 31.6% interest in the Bruce Power Limited Partnership (BPLP) which is responsible for the overall management of the site and holds a 31.6% beneficial interest in the four Bruce B reactors. However, Cameco no longer holds an interest in the four Bruce A reactors and will not invest in the planned $4.25 billion program to increase their output.
As part of the restructuring, BPLP paid a distribution to its limited partners. Cameco’s share is $200 million. As previously announced, the restructuring will result in Cameco recording a loss of $63 million (Cameco’s share after tax) subject to closing adjustments which may increase or decrease the amount. The loss will be recorded in the fourth quarter of 2005.
Cameco will continue to be the fuel procurement manager for the Bruce A and B units but will no longer have obligations to procure or supply uranium concentrates to the Bruce A reactors.

Ontario Electricity Market
Extreme weather, high oil and gas prices and inadequate hydro-electric generation pushed Ontario electricity spot prices to record levels two months in a row, climbing over $93 per MWh in September. During the quarter, the Ontario government restated its commitment to the retirement of coal capacity while at the same time announcing, in conjunction with OPG, that there was no economic justification for returning Pickering A-2 and A-3 reactors to service.
GOLD
Cameco owns about 53% of Centerra, which is listed on the Toronto Stock Exchange (TSX). Centerra began trading on the TSX under the symbol CG in June 2004. We transferred substantially all of our gold assets to Centerra as part of our strategy to unlock the value contained in these gold properties.
The operating results of Kumtor Gold Company (Kumtor) have been fully consolidated as of June 22, 2004. Prior to that, we proportionately consolidated our interest in Kumtor. We also fully consolidate the results of Boroo, Centerra’s gold mine in Mongolia. We adjust for a 47% minority interest in Centerra, which reflects that share of earnings attributable to shareholders other than Cameco.
Financial Highlights

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	Sept. 30/05	Sept. 30/04	Sept. 30/05	Sept. 30/04

Revenue ($ millions)	94	115	324	212
Gross profit ($ millions)	23	42	85	77
Gross profit %	25	37	26	36
Realized price ($US/ounce)	429	398	423	380
Sales volume (ounces)[1]	178,000	218,000	624,000	415,000
Production (ounces) [2]	194,000	236,000	621,000	670,000

[1]	Comprising of 100% of Boroo and one-third of Kumtor to June 22, 2004 and 100% thereafter.

[2]	Represents 100% of production from the Kumtor and Boroo mines.
Gold Results
Third Quarter
In the third quarter of 2005, revenue from the gold business declined by $21 million to $94 million compared to the third quarter of 2004. This decrease was due to lower gold production at the Kumtor mine. The realized price for gold increased to $429 (US) in the quarter compared to $398 (US) per ounce in the third quarter of 2004, due to higher spot prices.
For the quarter, the gross profit margin for gold declined to 25% from 37% in 2004 due to higher costs at Kumtor, largely the result of the lower production. On a 100% basis, Kumtor’s production was 123,000 ounces compared to 167,000 ounces in the third quarter of 2004. This decrease was due to a lower mill head grade that averaged 3.4 grams per tonne (g/t) compared to 4.3 g/t in 2004.

Production at Boroo was 71,000 ounces compared to 69,000 ounces in 2004. The average head grade of ore fed to the mill was 4.1 g/t compared to 5.3 g/t last year. In spite of the lower grade, production rose marginally due to a 22% increase in throughput.
Year to Date
In the first nine months of 2005, revenue from our gold business rose by $112 million to $324 million compared to 2004. This increase was due largely to the full consolidation of Kumtor’s results. The realized price for gold increased to $423 (US) in 2005 compared to $380 (US) per ounce in 2004, due to higher spot prices.
While Centerra’s 2005 gold sales are unhedged, gold revenue includes proceeds from the sale of gold in the current period as well as deferred charges related to closed hedge contracts. The recognition of the deferred charges causes the realized gold price to vary relative to the average spot price for the period. In 2005, the deferred charges amounted to $7 per ounce compared to $17 per ounce in 2004.
Gold production at Kumtor was 403,000 ounces in the first nine months of 2005, 22% lower than in 2004 due mainly to a lower mill head grade that averaged 3.6 g/t compared to 4.6 g/t last year.
Boroo gold production in the first nine months of 2005 was 218,000 ounces compared to 151,000 ounces in 2004 due to a full nine months of production. The average head grade of ore fed to the mill was 4.4 g/t compared to 4.6 g/t last year.
Gold Market Update
The average spot market gold price during the third quarter of 2005 was $440 (US) per ounce, ending the quarter at $473 (US) per ounce. The average spot market gold price during the third quarter of 2004 was $401 (US) per ounce.
Timing differences between the settlement and designation of hedge contracts have resulted in deferred charges. At September 30, 2005, these deferred charges to be recognized in future periods totalled $4 million (US), including $1 million (US) in the remaining three months of 2005.
Gold Outlook for the Year
Based on Centerra’s current operations, total production for the year is forecast at 800,000 ounces, a decline of almost 12% from 2004 primarily as a result of lower grades at the Kumtor mine. However, Centerra’s beneficial production is expected to increase to 784,000 ounces from 610,000 in 2004 due to the increased ownership level in both mines and a full year of operation at Boroo.
At Kumtor, production in 2005 is expected to decline to 513,000 ounces from 657,000 ounces in 2004, due to a lower mill head grade that is expected to average 3.4 g/t compared to 4.4 g/t in 2004.

For Boroo, the outlook for 2005 calls for production to increase to 285,000 ounces from 246,000 ounces in 2004 due to higher throughput level. The mill head grade is expected to average 4.2 g/t compared to 4.5 g/t in 2004.
Overall, gold results are expected to decline in 2005 from 2004 due to higher unit costs and increased spending in exploration.
Gold Outlook for Fourth Quarter 2005
For the fourth quarter of 2005, profits from the gold business are projected to decline compared to the third quarter as a result of lower production from the Kumtor and Boroo mines where ore grades are expected to be lower than in the third quarter.
Gold Price Sensitivity Analysis
For 2005, gold sales are unhedged. For the remainder of 2005, a $10.00 (US) per ounce change in the gold spot price would change Cameco revenue by about $2 million (Cdn), cash flow by about $2 million (Cdn) and net earnings by about $1 million (Cdn).
Kyrgyz State Auditing Chamber Update
In its second quarter report, Centerra reported on requests for information from the Kyrgyz State Auditing Chamber. In the Chamber’s recently-released report there are no issues that are expected to have material consequences for Centerra. Centerra has subsequently provided the authorities with further information in response to the report.
Kumtor Tax Update
During the quarter, Centerra filed normal-course objections to the Kyrgyz tax and customs assessments received during the second quarter. Following arguments presented by Centerra, the tax authorities reversed the previous denial of loss carry-forwards that would have had a negative cash tax effect of $12 million over a three-year period. The outcome of the other tax audit objections, currently under consideration by the tax authorities, is not expected to have a material impact on Centerra’s financial position.
Discussions with customs audit officials regarding Centerra’s formal objection notice filed during the third quarter are continuing. The impact of these proceedings, if any, is not determinable at this time.
COMPANY DEVELOPMENTS
Zircatec Precision Industries
On October 4, 2005, Cameco announced it is negotiating to acquire Zircatec Precision Industries, Inc. Zircatec manufactures metal components for nuclear fuel bundles at its plant in Cobourg, Ontario. A second plant in Port Hope, Ontario handles nuclear material and completes the fuel bundle fabrication process. A decision is expected by year-end.

NUCLEAR INDUSTRY DEVELOPMENTS
United States
In the US, the prospects for new nuclear power plants continue to improve.
US President George Bush signed into law the first national energy policy in more than 10 years. The policy contains provisions that encourage investment in new nuclear reactor construction. Companies constructing new plants will receive financial protection for delays beyond their control for the first six new reactors and a limited production tax credit for the first eight years of operation for the first 6,000 megawatts built.
Ten entities have expressed an interest in proceeding with applications for either early site permits (ESP) or combined construction and operating licence (COL) for a potential new nuclear power plant. Three ESP applications are currently under review by the US Nuclear Regulatory Commission, one is being developed and four others have indicated they will go straight to a COL. An early site permit does not guarantee automatic approval for a new reactor, but verifies a site’s suitability, environmental impact, and emergency planning concerns. Obtaining an early site permit should simplify the application process when a utility files for a COL and would be valid for 20 years, with the potential to be renewed for another 20 years. The COL process will provide an accurate estimate of costs for building and operating a new nuclear plant. Several potential sites and reactor types have been identified with the potential for a new reactor to be completed as early as 2014.
A public opinion poll conducted in August on behalf of the US Nuclear Energy Institute indicates continued public support for new US nuclear power plants. Residents living within 16 kilometres of an operating nuclear power plant were surveyed with the results indicating 83% favour nuclear energy and 76% are willing to see a new reactor built at an existing site near them.
Licence extensions continue, with a total of 35 US reactors granted 20-year licence extensions, while extensions for 39 more reactors have been applied for or their operators have indicated they intend to apply for life extensions. This amounts to over 70% of all US reactors.
The US government has announced it will contribute an excess quantity of military highly enriched uranium (HEU) to an international fuel reserve in order to prevent the spread of enrichment technology without discouraging the expansion of nuclear power. The fuel reserve is part of a larger back-up supply mechanism designed to ensure reliable access to nuclear fuel at a reasonable cost in the event of supply disruptions in the commercial market for nations that forego enrichment and reprocessing. Material from the fuel reserve could be released to US fuel suppliers at market rates if the International Atomic Energy Agency (IAEA) requested access for an eligible country suffering fuel supply disruptions. The 17.4 tonnes of US HEU, containing the equivalent of 7.6 million pounds U3O8, will be blended down to low enriched uranium over the next four years and is expected to be available for the fuel reserve in 2009. Previously, this material was expected to be made available to the commercial market.

The US has also announced plans to end nuclear sanctions on India, which would enable the country to buy nuclear fuel as well as civilian reactor technology from the US and possibly other nations. In return, India would have to place its civilian nuclear facilities under the supervision of the International Atomic Energy Agency. India would not sign the Nuclear Non-proliferation Treaty and its military nuclear facilities would still remain closed to inspections. India would maintain a moratorium on the testing of nuclear weapons and agree to keep up its non-proliferation efforts. India currently has over 3,300 megawatts of nuclear generating capacity and has announced plans to increase this to 20,000 megawatts by 2020, but does not have economic domestic uranium supply capable of supporting such a nuclear program. The removal of the sanctions could provide an additional market for nuclear fuel suppliers, equivalent to about 9 million pounds U3O8 per year by 2020. India currently consumes about 1.2 million pounds annually.
Canada
The Province of New Brunswick will proceed with refurbishing its only reactor, a 680 MWe Candu, which started operations in 1983 and was scheduled to close in 2008. The refurbishment will start in April 2008 and be completed by September 2009, prolonging the life of the unit by about 25 years. The cost of the project, including purchasing replacement electricity, is estimated at $1.4 billion.
The Canadian utility OPG has commenced the process of restarting its newly refurbished Pickering A-1 nuclear unit. The 515 MWe Candu last operated in December 1997. Work on the unit began in the summer of 2004 at a projected cost of $1.0 billion. OPG also announced that it will not proceed with the refurbishment of Pickering units A-2 and A-3 but will instead focus on maximizing the performance of its existing nuclear units.
Europe
France’s utility has announced plans to begin to build at least one European pressurized water reactor (EPR) a year starting in 2020 to replace most of its existing 58 pressurized water reactors. It cited economic performance, stability of costs, and respect for environmental constraints as the basis for its decision. A demonstration EPR is scheduled to begin construction in 2007.
The Netherlands has reversed its policy of closing down its only nuclear reactor by 2013 and has granted a 20-year life extension allowing the unit to operate for a total of 60 years until 2033. The United Kingdom has granted 10-year life extensions to two of its units allowing operations until 2018. Licence extensions for other units are being pursued.
In Germany, the September federal elections failed to result in a majority win for the pro-nuclear opposition leader who had promised to reconsider the phase-out of nuclear power in that country. A coalition is being negotiated with an agreement expected in November, but it is unlikely that a coalition government will be able to undertake any pro-nuclear initiatives in the near term.

Other
The World Nuclear Association (WNA) has published its bi-annual nuclear fuel supply and demand report, which details three supply and three demand scenarios for uranium. The WNA forecasts that over the period 2005 through 2030, the world demand for uranium is expected to increase at an annual rate of about 3% in the reference case and 6% in the upper case.
On the supply side, the report concludes that for the reference case there is sufficient potential supply available to meet demand through 2015, but expresses concern about a shortfall after that time. The report assumes significant uranium supply comes in a timely manner from sources not yet identified and does not consider costs of production. For example, it assumes uranium from dismantled Russian weapons will continue to enter the market after the existing agreement expires in 2013, and production from a number of mines that still require feasibility studies and/or development decisions. Overall, the report is generally consistent with Cameco’s view that additional primary supply will be needed to meet rising demand. The largest difference is that our analysis takes into consideration the prices required to bring on new capacity, while the WNA cannot due to the composition of its membership, which includes many fuel suppliers.
LIQUIDITY AND CAPITAL RESOURCES
Changes in liquidity and capital resources during the third quarter included the following:
Commercial Commitments
Commercial commitments at September 30, 2005 increased by 15% to $416 million from $363 million at June 30, 2005. Our obligations to provide financial guarantees supporting Bruce Power increased by $56 million, while standby letters of credit decreased by $3 million to the end of the quarter. At September 30, 2005, commercial commitments included standby letters of credit of $201 million and financial guarantees for Bruce Power of $215 million.
Credit Ratings
On August 26, 2005, Moody’s Investors Service (Moody’s) downgraded Cameco’s senior unsecured debt rating to Baa2 from Baa1. As of September 30, 2005, we had the following ratings for our senior debt from third-party rating agencies:
•	Dominion Bond Rating Service Limited (DBRS) — “A (low)” with a stable outlook

•	Moody’s Investors Service (Moody’s) — “Baa2” with a stable outlook

•	Standard & Poor’s (S&P) — “BBB+” with a stable outlook
Debt
On September 16, 2005, Cameco issued $300 million of 10-year, 4.7% unsecured debentures, with the net proceeds applied principally to retiring outstanding commercial paper, planned capital expenditures and general corporate purposes.

Cameco has $50 million outstanding in senior unsecured debentures that bear interest at 7% and will mature on July 6, 2006. We also have $100 million outstanding in senior unsecured debentures that bear interest at 6.9% and will mature on July 12, 2006. As these debentures mature within the next year, they have been classified on the balance sheet as current obligations. We do not expect any difficulties in meeting these obligations by their respective maturity dates.
In addition to cash from operations, debt is used to provide liquidity. Cameco has sufficient borrowing capacity to meet its current requirements.
Cameco has access to about $742 million in unsecured lines of credit. Commercial lenders have provided a $500 million five-year unsecured revolving credit facility, available until November 30, 2010, with annual extension provisions. Up to $100 million of this facility can be used to support letters of credit. The facility ranks equally with all of Cameco’s other senior debt. At September 30, 2005, there were no amounts outstanding under these credit facilities.
Cameco may borrow directly from investors by issuing commercial paper up to a maximum of $400 million. To the extent necessary, we use the revolving credit facility to, among other things, provide liquidity support for its commercial paper program. At September 30, 2005, there were no amounts outstanding under the commercial paper program.
Cameco also has agreements with various financial institutions to provide up to $242 million in short-term borrowing and letter of credit facilities. These arrangements are predominantly used to fulfill regulatory requirements to provide financial assurance for future reclamation of our operating sites. Outstanding letters of credit at September 30, 2005 amounted to $201 million.
SHARE CAPITAL
At September 30, 2005, there were 174.4 million common shares and one Class B share outstanding. In addition, there were 4.8 million stock options outstanding with exercise prices ranging from $5.00 to $54.08 per share. Cameco also had convertible debentures in the amount of $230 million outstanding. This issue may be converted into a total of 10.6 million common shares at a conversion price of $21.67 per share. The debentures are redeemable by Cameco beginning on October 1, 2008 at a redemption price of par plus accrued and unpaid interest. At current share prices, we expect existing holders to convert to equity.
RELATED PARTY TRANSACTIONS
Cameco buys a significant amount of goods and services for its Saskatchewan mining operations from northern Saskatchewan suppliers to support economic development in the region. One such supplier is Kitsaki Management Limited Partnership. Harry Cook, a director of Cameco, was the chair of this company and was also the chief of Lac LaRonge Indian Band, which owns Kitsaki. In the first nine months of 2005, we paid Kitsaki subsidiary companies $22.7 million for transportation and catering services. Chief Cook retired as chief of the Lac La Ronge Indian Band and chair of Kitsaki as of March 31, 2005. Mr. Cook may continue to be affiliated with the Band and Kitsaki.

CAUTION REGARDING FORWARD-LOOKING INFORMATION
Statements contained in this news release, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in decommissioning, reclamation and reserve estimates; environmental and safety risks including increased regulatory burdens and long-term waste disposal; unexpected geological or hydrological conditions; adverse mining conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including tax and trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance and life of the facilities; decrease in electrical production due to planned outages extending beyond their scheduled periods or unplanned outages; success of planned development projects; terrorism; sabotage; and other development and operating risks.
Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
INVESTOR INFORMATION

Common Shares	Inquiries	Transfer Agent
CCO	Cameco Corporation	CIBC Mellon Trust Company
Toronto Stock Exchange	2121 — 11th Street West	320 Bay Street, P.O. Box 1
	Saskatoon, Saskatchewan	Toronto, Ontario
CCJ	S7M 1J3	M5H 4A6
New York Stock Exchange
	Phone: 306-956-6200	Phone: 800-387-0825
Convertible Debentures	Fax: 306-956-6318	(North America)
CCO.DB	web:www.cameco.com	Phone: 416-643-5500
Toronto Stock Exchange		(outside North America)
- End -

Cameco Corporation
Highlights
(Unaudited)

	Three Months Ended		Nine Months Ended
	Sept 30/05	Sept 30/04	Sept 30/05	Sept 30/04

Financial (in millions)
Revenue	$287	$313	$790	$688
Earnings from operations	14	32	66	80
Net earnings	78	52	136	242
Cash provided by operations	148	140	186	169
Working capital (end of period)			561	594
Net debt to capitalization			14%	14%

Per common share
Net earnings — Basic	$0.45	$0.30	$0.79	$1.42
— Diluted	0.43	0.29	0.76	1.35
Dividend	0.06	0.05	0.18	0.15

Weighted average number of paid common shares outstanding (in thousands)	174,266	171,753	173,752	171,015

Average uranium spot price for the period (US$/lb)	$30.41	$19.29	$26.63	$17.94

Sales volumes
Uranium (in thousands lbs U3O8)	7,634	9,553	18,702	21,658
Uranium conversion (tU)	4,210	4,375	9,635	11,542
Gold (troy ounces)	178,000	218,000	624,000	415,000
Electricity (TWh)	2.9	2.8	7.8	8.3
Note: Currency amounts are expressed in Canadian dollars unless stated otherwise.

	Cameco’s	Three Months Ended		Nine Months Ended
Cameco Production	Share	Sept 30/05	Sept 30/04	Sept 30/05	Sept 30/04

Uranium production (in thousands lbs U3O8)
McArthur River	69.8%	3,932	3,175	10,421	9,062
Rabbit Lake	100.0%	1,446	1,215	4,503	3,862
Crow Butte	100.0%	199	210	631	618
Smith Ranch Highland	100.0%	325	312	945	878

Total		5,902	4,912	16,500	14,420

Uranium conversion (tU)	100.0%	2,382	—	8,575	7,060

Gold (troy ounces)
Kumtor (i)	100.0%	123,000	167,000	403,000	519,000
Boroo (ii)	100.0%	71,000	69,000	218,000	151,000

Total		194,000	236,000	621,000	670,000

(i)	Cameco’s effective ownership interest in Kumtor was 33.3% for the first six months of 2004.

(ii)	Quantity reported for Boroo in 2004 excludes 28,000 ounces produced prior to declaration of commercial production. Cameco’s effective ownership interest in Boroo is about 53%.

Cameco Corporation
Consolidated Balance Sheets
(Unaudited)
(In Thousands)

	As At
	Sept 30/05	Dec 31/04

Assets
Current assets
Cash	$295,199	$189,532
Accounts receivable	100,394	182,951
Inventories	527,493	386,936
Supplies and prepaid expenses	111,188	90,923
Current portion of long-term receivables, investments and other	741	898

	1,035,015	851,240

Property, plant and equipment	2,297,108	2,281,418
Long-term receivables, investments and other	793,985	732,262
Goodwill [note 10]	180,574	187,184

	3,271,667	3,200,864

Total assets	$4,306,682	$4,052,104

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$251,231	$231,697
Dividends payable	10,462	8,652
Current portion of long-term debt [note 3]	150,000	—
Current portion of other liabilities	4,077	17,317
Future income taxes	57,799	38,653

	473,569	296,319

Long-term debt [note 3]	504,076	518,603
Provision for reclamation	166,845	166,941
Other liabilities	27,290	31,086
Future income taxes	502,722	533,024

	1,674,502	1,545,973

Minority interest	355,040	345,611

Shareholders’ equity
Share capital	772,387	750,559
Contributed surplus	520,098	511,674
Retained earnings	1,044,038	938,809
Cumulative translation account	(59,383)	(40,522)

	2,277,140	2,160,520

Total liabilities and shareholders’ equity	$4,306,682	$4,052,104

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Earnings
(Unaudited)
(In Thousands)

	Three Months Ended		Nine Months Ended
	Sept 30/05	Sept 30/04	Sept 30/05	Sept 30/04

Revenue from
Products and services	$287,037	$313,198	$790,390	$687,806

Expenses
Products and services sold	178,478	187,023	472,933	408,736
Depreciation, depletion and reclamation	48,272	58,310	130,633	120,521
Administration	25,560	19,728	76,174	49,515
Exploration	16,126	11,032	39,788	22,072
Research and development	554	445	1,924	1,341
Interest and other [note 5]	3,869	5,225	4,492	7,427
Gain on sale of assets	(133)	(313)	(1,448)	(1,459)

	272,726	281,450	724,496	608,153

Earnings from operations	14,311	31,748	65,894	79,653
Earnings from Bruce Power	97,091	28,166	140,548	119,162
Other income (expense) [note 6]	(3,698)	15,825	(3,382)	132,696

Earnings before income taxes and minority interest	107,704	75,739	203,060	331,511
Income tax expense [note 7]	25,945	8,819	44,243	68,629
Minority interest	3,994	15,354	22,329	20,802

Net earnings	$77,765	$51,566	$136,488	$242,080

Basic earnings per common share [note 8]	$0.45	$0.30	$0.79	$1.42

Diluted earnings per common share [note 8]	$0.43	$0.29	$0.76	$1.35

Cameco Corporation
Consolidated Statements of Retained Earnings
(Unaudited)
(In Thousands)

	Nine Months Ended
	Sept 30/05	Sept 30/04

Retained earnings at beginning of period	$938,809	$694,423
Net earnings	136,488	242,080
Dividends on common shares	(31,259)	(25,690)

Retained earnings at end of period	$1,044,038	$910,813

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Cash Flows
(Unaudited)
(In Thousands)

	Three Months Ended		Nine Months Ended
	Sept 30/05	Sept 30/04	Sept 30/05	Sept 30/04

Operating activities
Net earnings	$77,765	$51,566	$136,488	$242,080
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	48,272	58,310	130,633	120,521
Provision for future taxes [note 7]	17,015	8,452	19,985	60,671
Deferred revenue recognized	(10,102)	(4,521)	(39,894)	(11,500)
Unrealized (gains) losses on derivatives	2,949	734	5,551	(3,623)
Stock-based compensation [note 9]	4,002	2,767	10,836	5,364
Gain on sale of assets	(133)	(313)	(1,448)	(1,459)
Earnings from Bruce Power	(97,091)	(28,166)	(140,548)	(119,162)
Equity in (earnings) loss from associated companies	(1,920)	(90)	(919)	309
Other (income) expense	6,323	(8,375)	6,323	(124,160)
Minority interest	3,994	15,354	22,329	20,802
Other operating items [note 11]	97,017	44,244	37,108	(20,756)

Cash provided by operations	148,091	139,962	186,444	169,087

Investing activities
Acquisition of net business assets, net of cash acquired	—	—	—	(3,717)
Additions to property, plant and equipment	(72,535)	(41,032)	(173,699)	(87,532)
Increase in long-term receivables, investments and other	(963)	(1,869)	(5,389)	(4,015)
Proceeds on sale of property, plant and equipment	42	284	1,225	1,306

Cash used in investing	(73,456)	(42,617)	(177,863)	(93,958)

Financing activities
Decrease in debt	(320,597)	(53,352)	(166,233)	(58,527)
Short-term financing	—	—	(14,544)	—
Issue of debentures, net of issue costs	297,750	—	297,750	—
Issue of shares	4,516	11,497	19,395	28,258
Subsidiary issue of shares	—	27,609	—	101,234
Dividends	(10,451)	(8,581)	(29,507)	(25,640)

Cash provided by (used in) financing	(28,782)	(22,827)	106,861	45,325

Increase in cash during the period	45,853	74,518	115,442	120,454
Exchange rate changes on foreign currency cash balances	(11,300)	(7,881)	(9,775)	(7,176)
Cash at beginning of period	260,646	130,710	189,532	84,069

Cash at end of period	$295,199	$197,347	$295,199	$197,347

Supplemental cash flow disclosure
Interest paid	$7,250	$9,315	$20,812	$27,192
Income taxes paid	$5,625	$4,280	$40,024	$16,205

See accompanying notes to consolidated financial statements

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
1.	Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements. Since the interim financial statements do not include all disclosures required by GAAP, they should be read in conjunction with Cameco’s annual consolidated financial statements included in the 2004 annual report. Certain comparative figures for the prior period have been reclassified to conform to the current period’s presentation.

2.	Bruce Power
(a) Summary Financial Information — Bruce Power Limited Partnership (100% basis)
(i) Income Statements

	Nine Months Ended
(millions)	Sep 30/05	Sep 30/04

Revenue	$1,453	$1,228
Operating costs	966	833

Earnings before interest and taxes	487	395
Interest	52	50

Earnings before taxes	435	345

Cameco’s share (a)	137	109
Adjustments (b)	4	10

Cameco’s share of earnings before taxes	$141	$119

(a)	Cameco’s interest in Bruce Power earnings is 31.6%.

(b)	In addition to its proportionate share of earnings from Bruce Power, Cameco records certain adjustments to account for any differences in accounting policy and to amortize fair values assigned to assets and liabilities at the time of acquisition.
(ii) Balance Sheets

(millions)	Sep 30/05	Dec 31/04

Assets
Current assets	$499	$390
Property, plant and equipment	2,341	2,233
Long-term receivables and investments	138	172

	$2,978	$2,795

Liabilities and Partners’ Capital
Current liabilities	$212	$246
Long-term debt	1,123	1,126

	1,335	1,372

Partners’ capital	1,643	1,423

	$2,978	$2,795

(iii) Cash Flows

	Nine Months Ended
(millions)	Sep 30/05	Sep 30/04

Cash provided by operations	$508	$446
Cash used in investing	(249)	(263)
Cash used in financing	(217)	(111)

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(b)	Financial Assurances

Cameco has provided the following financial assurances on behalf of the partnership, with varying terms that range from 2004 to 2018:
(i)	Licensing assurances to Canadian Nuclear Safety Commission of $24,000,000.

(ii)	Guarantees to customers under power sale agreements of up to $152,000,000. Cameco’s actual exposure under these guarantees was $133,000,000 at September 30, 2005.

(iii)	Termination payments to Ontario Power Generation Inc. pursuant to the lease agreement of $58,000,000.
(c)	Subsequent Event
On October 31, 2005, a new Bruce A limited partnership was formed to hold the lease for the four Bruce A reactors. Cameco is not part of this new partnership but it has maintained its existing 31.6% interest in the Bruce Power Limited Partnership (BPLP), which will retain ownership of the four Bruce B reactors. BPLP will receive an initial payment for the assets transferred to the Bruce A partnership which will result in a special distribution to the partners. Cameco’s share of the special distribution will be approximately $200,000,000.

The reorganization involving Bruce A triggers a loss of about $63,000,000 (Cameco’s share after tax) subject to closing adjustments, which may increase or decrease the amount. This loss will be recognized in the fourth quarter.

3.	Long-Term Debt

The fair value of the outstanding convertible debentures based on the quoted market price of the debentures at September 30, 2005 was approximately $688,000,000.

Cameco completed a $300,000,000 debt issuance on September 16, 2005 in the form of unsecured debentures. These debentures bear interest at a rate of 4.7% per annum and mature September 16, 2015.

Cameco has $50,000,000 outstanding in senior unsecured debentures that bear interest at a rate of 7.0% per annum and mature July 6, 2006. Cameco also has $100,000,000 outstanding in senior unsecured debentures that bear interest at a rate of 6.9% per annum and mature July 12, 2006. During the quarter, these amounts were reclassified from long-term to current.

4.	Share Capital
(a)	At September 30, 2005, there were 174,368,941 common shares outstanding.

(b)	Options in respect of 4,758,340 shares are outstanding under the stock option plan and are exercisable up to 2015. Upon exercise of certain existing options, additional options in respect of 83,000 shares would be granted.
5.	Interest and Other

	Three Months Ended		Nine Months Ended
(thousands)	Sep 30/05	Sep 30/04	Sep 30/05	Sep 30/04

Interest on long-term debt	$9,026	$10,341	$24,252	$30,128
Other interest and financing charges	353	1,115	1,201	2,176
Interest income	(2,366)	(966)	(5,513)	(2,712)
Foreign exchange (gains) losses	627	79	(276)	(604)
(Gains) losses on derivatives	2,723	734	2,556	(3,623)
Capitalized interest	(6,494)	(6,078)	(17,728)	(17,938)

Net	$3,869	$5,225	$4,492	$7,427

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
6.	Other Income (Expense)

	Three Months Ended		Nine Months Ended
(thousands)	Sep 30/05	Sep 30/04	Sep 30/05	Sep 30/04

Restructuring of gold business	$—	$6,899	$—	$123,512
South Texas Project break fee	—	8,110	—	8,110
Dividends on portfolio investments	705	726	2,022	1,383
Writedown of portfolio investments	(6,323)	—	(6,323)	—
Equity in earnings (loss) of associated companies	1,920	90	919	(309)

Net	$(3,698)	$15,825	$(3,382)	$132,696

7.	Income Tax Expense

	Three Months Ended		Nine Months Ended
(thousands)	Sep 30/05	Sep 30/04	Sep 30/05	Sep 30/04

Current income taxes	$8,930	$367	$24,258	$7,958
Future income taxes	17,015	8,452	19,985	60,671

Income tax expense	$25,945	$8,819	$44,243	$68,629

8.	Per Share Amounts

	Three Months Ended		Nine Months Ended
(thousands)	Sep 30/05	Sep 30/04	Sep 30/05	Sep 30/04

Basic earnings per share computation

Net earnings	$77,765	$51,566	$136,488	$242,080

Weighted average common shares outstanding	174,266	171,753	173,752	171,015

Basic earnings per common share	$0.45	$0.30	$0.79	$1.42

Diluted earnings per share computation

Net earnings	$77,765	$51,566	$136,488	$242,080
Dilutive effect of:
Convertible debentures	2,101	1,845	6,268	5,798

Net earnings, assuming dilution	$79,866	$53,411	$142,756	$247,878

Weighted average common shares outstanding	174,266	171,753	173,752	171,015
Dilutive effect of:
Convertible debentures	10,614	10,614	10,614	10,614
Stock options	2,702	2,715	2,469	2,169

Weighted average common shares outstanding, assuming dilution	187,582	185,082	186,835	183,798

Diluted earnings per common share	$0.43	$0.29	$0.76	$1.35

Approximately 1,200,000 options whose exercise price was greater than the average market price were excluded from the calculation.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
9.	Stock-Based Compensation Stock Option Plan

Cameco has established a stock option plan under which options to purchase common shares may be granted to directors, officers and other employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the Toronto Stock Exchange (TSX) for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. Options granted prior to 1999 expire 10 years from the date of the grant of the option.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 15,730,209, of which 9,397,357 shares have been issued.

For the nine months ended September 30, 2005, Cameco has recorded compensation expense of $10,836,000 (2004 — $5,364,000) with an offsetting credit to contributed surplus to reflect the estimated fair value of stock options granted to employees in 2005.

Cameco has applied the pro forma disclosure provisions of the standard to awards granted on or after January 1, 2002 but prior to January 1, 2003. The pro forma effect of awards granted prior to January 1, 2002 has not been included. The pro forma net earnings, basic and diluted earnings per share after giving effect to the grant of these options in 2002 are:

	Three Months Ended		Nine Months Ended
(thousands)	Sep 30/05	Sep 30/04	Sep 30/05	Sep 30/04

Net earnings — as reported	$77,765	$51,566	$136,488	$242,080
Add: Stock option employee compensation expense included in reported net earnings	4,002	2,767	10,836	5,364
Deduct: Total stock option employee compensation expense determined under fair value based method for all awards	(4,002)	(2,918)	(10,913)	(5,817)

Net earnings — pro forma	$77,765	$51,415	$136,411	$241,627

Pro forma basic earnings per share	$0.45	$0.30	$0.79	$1.41
Pro forma diluted earnings per share	$0.43	$0.29	$0.76	$1.35

The fair value of the options issued was determined using the Black-Scholes option-pricing model with the following assumptions:

	Nine Months Ended
(thousands)	Sep 30/05	Sep 30/04

Number of options granted	1,293,390	1,934,250
Average strike price	$53.99	$21.81
Expected dividend	$0.24	$0.20
Expected volatility	34%	37%
Risk-free interest rate	3.5%	3.3%
Expected life of option	4 years	4 years
Expected forfeitures	15%	15%
Weighted average grant date fair values	$16.64	$6.78

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
Executive Performance Share Unit (PSU), Deferred Share Unit (DSU), and Other Plans
Commencing in 2005, Cameco provides each executive officer an annual grant of PSUs in an amount determined by the Board. Each PSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash at the Board’s discretion, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco common shares at the end of the three-year period and the number of PSUs that ultimately vest. Vesting of PSUs at the end of the three-year period will be based on total shareholder return over the three years, Cameco’s ability to meet its annual cash flow from operations targets and whether the participating executive remains employed by Cameco at the end of the three-year vesting period. As of September 30, 2005, the total PSUs held by the executive was 98,100.
Cameco offers a deferred share unit plan to non-employee directors. A DSU is a notional unit that reflects the market value of a single common share of Cameco. In the nine months ended September 30, 2005, sixty percent of each director’s annual retainer was paid in DSUs. In addition, on an annual basis directors can elect to receive the remaining forty percent of their annual retainer and any additional fees in the form of DSUs. Each DSU fully vests upon award. The DSUs will be redeemed for cash upon a director leaving the board. The redemption amount will be based upon the weighted average of the closing prices of the common shares of Cameco on the TSX for the last twenty trading days prior to the redemption date multiplied by the number of DSUs held by the director. As of September 30, 2005, the total DSUs held by participating directors was 130,887 (September 30, 2004 – 114,550).
Cameco makes annual grants of bonuses to eligible non-North American employees in the form of phantom stock options. Options under this plan are not physically granted; rather employees receive the equivalent value of shares in cash when exercised. Options granted under the phantom stock option plan have an award value equal to the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. As of September 30, 2005, the number of options held by participating employees was 243,780 (September 30, 2004 – 348,300) with exercise prices ranging from $9.61 to $54.08 per share (September 30, 2004 – $9.61 to $21.03) and a weighted average exercise price of $23.53 (September 30, 2004 – $16.16).
Cameco has recognized the following amounts for these plans:

	Three Months Ended		Nine Months Ended
(thousands)	Sep 30/05	Sep 30/04	Sep 30/05	Sep 30/04

Performance share units	$587	$—	$1,183	$—
Deferred share units	1,041	625	2,678	989
Phantom stock options	2,002	1,664	5,788	2,118

10.	Goodwill

The acquisitions undertaken as part of the 2004 gold restructuring were accounted for using the purchase method whereby assets and liabilities assumed were recorded at their fair market value as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. The change in goodwill is due to the following:

(thousands)

Balance, beginning of period	$187,184
Change in foreign exchange rate	(6,610)

Balance, end of period	$180,574

Cameco tests goodwill for possible impairment on an annual basis and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. During the third quarter of 2005, Cameco completed the goodwill impairment test for all reporting units. The results of this test have indicated there is no impairment.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
11.	Statements of Cash Flows

Other Operating Items

	Three Months Ended		Nine Months Ended
(thousands)	Sep 30/05	Sep 30/04	Sep 30/05	Sep 30/04

Inventories	$(44,372)	$28,716	$(134,574)	$(57,496)
Accounts receivable	30,085	67,480	87,962	93,194
Accounts payable and accrued liabilities	55,082	(26,090)	(8,260)	(31,474)
Bruce Power distribution	52,140	—	67,940	—
Other	4,082	(25,862)	24,040	(24,980)

Total	$97,017	$44,244	$37,108	$(20,756)

12.	Commitments and Contingencies
(a)	Cameco signed a toll-conversion agreement with British Nuclear Fuels plc (BNFL) to acquire uranium UF6 conversion services from BNFL’s Springfields plant in Lancashire, United Kingdom. Under the 10-year agreement, BNFL will annually convert a base quantity of 5 million kgU as UO3 to UF6 for Cameco.

(b)	In its financial statements for the second quarter of 2005, Cameco reported on the Kyrgyz tax authorities’ state tax audit and customs audit of Centerra’s 100% subsidiary, Kumtor Gold Company (Kumtor). During the quarter, Kumtor filed normal-course objections to the tax and customs assessments. Following arguments presented by Kumtor, the regulators reversed the previous denial of loss carry-forwards that would have had a negative cash tax effect of $12,000,000 over a three-year period. The outcome of the other tax audit objections, currently under consideration by the regulators, is not expected to have a material impact on Cameco’s financial position.

Discussions with the customs audit officials regarding Kumtor’s formal objection notice filed during the third quarter are continuing. We believe the outcome of these proceedings will not have a material impact on Cameco’s financial position.

(c)	In its financial statements for the second quarter of 2005, Cameco reported on requests for information from the State Auditing Chamber of the Kyrgyz Republic. The Chamber recently released its report. We believe none of the issues raised in the report will have a material impact on Cameco’s financial position. Kumtor has subsequently provided the authorities with further information and documents in response to the report.

(d)	A jury action was commenced by Oren Benton on November 28, 2000 in the State of Colorado, USA, against Cameco. The action claims in excess of $200,000,000 (US) for breach of contract, breach of duty of good faith and fair dealing, and tortuous interference with contractual relations and/or business expectations. Cameco’s motion to dismiss the claim was granted by Senior Judge Daniel B. Sparr by order filed November 15, 2002 and Mr. Benton’s claim was dismissed. Mr. Benton has unsuccessfully appealed this decision and his appeal to the Supreme Court of the United States was also denied.

On October 9, 2005, Oren Benton filed a claim in Regina, Saskatchewan. The claim is similar to the action he commenced in Colorado other than it does not specify an amount of damages claimed. Cameco believes the claim is without merit.
13.	Related Party Transactions

The company purchases a significant amount of goods and services for its Saskatchewan mining operations from northern Saskatchewan suppliers to support economic development in the region. One such supplier is Kitsaki Management Limited Partnership (Kitsaki). Harry Cook, a director of Cameco, was the chair of the company and was also the chief of the Lac La Ronge Indian Band, which owns Kitsaki. In the nine months ended September 30, 2005, Cameco has paid Kitsaki subsidiary companies $22,700,000 (2004 — $18,500,000) for transportation and catering services. The transactions were conducted in the normal course of business and were accounted for at the exchange amount. Accounts payable include a balance of $1,854,000 (2004 — $536,000) resulting from these transactions.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
14.	Segmented Information

			(a)			(a)
For the three months ended September 30, 2005	Uranium	Conversion	Power	Gold	Subtotal	Adjustments	Total

Revenue	$154,490	$39,035	$206,408	$93,512	$493,445	$(206,408)	$287,037
Expenses
Products and services sold	92,575	32,219	84,687	53,684	263,165	(84,687)	178,478
Depreciation, depletion and reclamation	29,238	2,133	18,972	16,901	67,244	(18,972)	48,272
Exploration	7,825	—	—	8,301	16,126	—	16,126
Research and development	—	554	—	—	554	—	554
Other (income) expense	(4,643)	—	5,658	—	1,015	(5,658)	(4,643)
Gain on sale of assets	(69)	—	—	(64)	(133)	—	(133)
Earnings from Bruce Power						(97,091)	(97,091)
Non-segmented expenses						—	37,770

Earnings before income taxes and minority interest	29,564	4,129	97,091	14,690	145,474	—	107,704
Income tax expense							25,945
Minority interest							3,994

Net earnings							$77,765

			(a)			(a)
For the three months ended September 30, 2004	Uranium	Conversion	Power	Gold	Subtotal	Adjustments	Total

Revenue	$163,474	$34,463	$129,655	$115,261	$442,853	$(129,655)	$313,198
Expenses
Products and services sold	106,794	31,012	80,359	49,217	267,382	(80,359)	187,023
Depreciation, depletion and reclamation	31,631	2,897	17,774	23,782	76,084	(17,774)	58,310
Exploration	5,695	—	—	5,337	11,032	—	11,032
Research and development	—	445	—	—	445	—	445
Other (income) expense	(956)	—	3,356	(6,768)	(4,368)	(3,356)	(7,724)
Gain on sale of assets	(313)	—	—	—	(313)	—	(313)
Earnings from Bruce Power						(28,166)	(28,166)
Non-segmented expenses							16,852

Earnings before income taxes and minority interest	20,623	109	28,166	43,693	92,591	—	75,739
Income tax expense							8,819
Minority interest							15,354

Net earnings							$51,566

(a)	Consistent with the presentation of financial information for internal management purposes, Cameco’s pro rata share of Bruce Power’s financial results have been presented as a separate segment. In accordance with GAAP, this investment is accounted for by the equity method of accounting in these consolidated financial statements and the associated revenues and expenses are eliminated in the adjustments column.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
14.	Segmented Information

			(a)			(a)
For the nine months ended September 30, 2005	Uranium	Conversion	Power	Gold	Subtotal	Adjustments	Total

Revenue	$371,582	$95,140	$469,187	$323,668	$1,259,577	$(469,187)	$790,390
Expenses
Products and services sold	226,187	67,168	258,220	179,578	731,153	(258,220)	472,933
Depreciation, depletion and reclamation	66,153	5,502	56,642	58,978	187,275	(56,642)	130,633
Exploration	16,831	—	—	22,957	39,788	—	39,788
Research and development	—	1,924	—	—	1,924	—	1,924
Other (income) expense	(5,618)	—	13,777	—	8,159	(13,777)	(5,618)
Gain on sale of assets	(197)	(2)	—	(1,249)	(1,448)	—	(1,448)
Earnings from Bruce Power						(140,548)	(140,548)
Non-segmented expenses						—	89,666

Earnings before income taxes and minority interest	68,226	20,548	140,548	63,404	292,726	—	203,060
Income tax expense							44,243
Minority interest							22,329

Net earnings							$136,488

			(a)			(a)
For the nine months ended September 30, 2004	Uranium	Conversion	Power	Gold	Subtotal	Adjustments	Total

Revenue	$377,968	$97,530	$402,616	$212,308	$1,090,422	$(402,616)	$687,806
Expenses
Products and services sold	249,631	68,614	226,288	90,491	635,024	(226,288)	408,736
Depreciation, depletion and reclamation	69,131	6,586	49,029	44,804	169,550	(49,029)	120,521
Exploration	11,589	—	—	10,483	22,072	—	22,072
Research and development	—	1,341	—	—	1,341	—	1,341
Other (income) expense	(473)	—	8,137	(124,093)	(116,429)	(8,137)	(124,566)
Gain on sale of assets	(1,209)	—	—	(250)	(1,459)	—	(1,459)
Earnings from Bruce Power						(119,162)	(119,162)
Non-segmented expenses						—	48,812

Earnings before income taxes and minority interest	49,299	20,989	119,162	190,873	380,323	—	331,511
Income tax expense							68,629
Minority interest							20,802

Net earnings							$242,080

(a)	Consistent with the presentation of financial information for internal management purposes, Cameco’s pro rata share of Bruce Power’s financial results have been presented as a separate segment. In accordance with GAAP, this investment is accounted for by the equity method of accounting in these consolidated financial statements and the associated revenues and expenses are eliminated in the adjustments column.